UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 9, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): _____

SA Tax Considerations regarding the distribution of Sibanye
Gold shares
Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004880/06)
Share Code: GFI
ISIN: ZAE000018123
Issuer Code: GOGOF
(“Gold Fields”)
Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”)
SOUTH AFRICAN TAX CONSIDERATIONS REGARDING THE DISTRIBUTION
OF 731 648 614 SIBANYE GOLD ORDINARY SHARES TO GOLD FIELDS
ORDINARY SHAREHOLDERS (“SIBANYE DISTRIBUTION”)
In the Pre Listing Statement issued to Gold Fields
shareholders on 10 January 2013, Gold Fields informed its
shareholders of the proposed unbundling and distribution of
the ordinary shares held by Gold Fields in Sibanye Gold to
Gold Fields shareholders who were recorded in the share
register at the close of business on Friday, 8 February
2013. This was the last business day to trade in Gold
Fields shares in order to be recorded in the Gold Fields’
shareholder register on the record date, and thereby
participate in the distribution (the “LDT”). The
distribution (in specie), in terms of section 46 of the
South African Income Tax Act, 1962 (Act 58 of 1962)("the
Act"), as amended, was made, for South African tax
purposes, on the 8
th
of February 2013, being the LDT date.
The distribution was made in the ratio of one Sibanye Gold
ordinary share for every one Gold Fields ordinary share
held by Gold Fields shareholders on the LDT. The purpose of
this announcement is to advise Gold Fields shareholders of
(i) the closing prices of both the Sibanye Gold ordinary
shares and the Gold Fields ordinary shares on 11 February
2013 and (ii) the ratio in which the expenditure incurred
in connection with the acquisition of the Gold Fields

ordinary shares, or their valuation date values, as the
case may be, must be allocated to the Sibanye Gold ordinary
shares and the Gold Fields ordinary shares (the "Allocation
Ratio").
The distribution of the Sibanye Gold shares by Gold Fields
is an unbundling transaction as contemplated in section 46
of the Act. Accordingly Gold Fields shareholders should
calculate the Allocation Ratio as follows:
A = B x [C/(C +D)]
where:
“A’ is the expenditure determined which must be
allocated to the Sibanye Gold shares;
“B” is the expenditure incurred in relation to the Gold
Fields ordinary shares;

“C” is the market value of the Sibanye Gold shares
determined as at the end of the day after the LDT date
(the LDT date being the day of the Sibanye distribution
for South African tax purposes); and

“D” is the market value of Gold Fields ordinary
shares, determined as at the end of the day after the
LDT date (the LDT date being the day of the Sibanye
distribution for South African tax purposes).
Gold Fields shareholders are advised that the Allocation
Ratio, based on the relative market values of the Sibanye
Gold ordinary shares and the Gold Fields ordinary shares at
the close of business on 11 February 2013, is as follows:

Closing price
11/02/2013
Market value
Ratio
R
R
%
Sibanye shares
distributed
13.56
9,921,155,206
12.90%
Gold Fields
ordinary shares
91.50
66,945,848,181
87.10%
Total
100%

Summaries of certain tax considerations arising in respect
of the distribution are set out in “Annexures 17 and 18” of
the Pre-Listing Statement posted to all Gold Fields
Shareholders on the 10
th
January 2013 (and which has been
and remains available on both Sibanye Gold and Gold Fields
websites, namely
www.sibanyegold.co.za
and
www.goldfields.co.za
.). Those summaries and this
Announcement are general guides and are not intended to
constitute a complete analysis of the tax consequences of
the distribution. It is not intended to be, nor should it
be considered to be, legal or tax advice. Shareholders
should therefore consult their own tax advisors on the tax
consequences to them of the distribution in both South
Africa and their jurisdiction of residence, for which none
of Gold Fields, Sibanye Gold or their advisors will be held
responsible.
Johannesburg
Date: 15 February 2013

Financial co-advisors to Gold Fields
JPMorgan Chase Bank, N.A. (Johannesburg Branch); Credit
Suisse Securities (Europe) Limited; and Barclays Bank PLC,
acting through its investment bank
Sponsor to Gold Fields
J.P. Morgan Equities South Africa Proprietary Limited
South African legal advisors to Gold Fields
Edward Nathan Sonnenbergs
US and UK legal advisors to Gold Fields
Linklaters LLP
SA legal advisors to Gold Fields as to SA tax matters
DLA Cliffe Dekker Hofmeyr

US legal advisors to Gold Fields as to US tax matters
Fried, Frank, Harris, Shriver & Jacobson LLP

Communication advisors to Gold Fields
Brunswick SA Ltd
FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement, as well
as oral statements that may be made by Gold Fields, Sibanye

Gold or by their respective officers, directors or
employees acting on their behalf related to the subject
matter hereof, constitute or are based on forward-looking
statements. Forward-looking statements are preceded by,
followed by or include the words “may”, “will”, “should”,
“expect”, “envisage”, “intend”, “plan”, “project”,
“estimate”, “anticipate”, “believe”, “hope”, “can”, “is
designed to” or similar phrases. These forward-looking
statements involve a number of known and unknown risks,
uncertainties and other factors, many of which are
difficult to predict and generally beyond the control of
Gold Fields or Sibanye Gold, that could cause Gold Fields'
and/or Sibanye Gold’s actual results and outcomes to be
materially different from historical results or from any
future results expressed or implied by such forward-looking
statements. Such risks, uncertainties and other factors
include, among others, Gold Fields’ ability to successfully
complete the Transaction, the effect of the Transaction on
Gold Fields’ and Sibanye Gold’s operations, Gold Fields’
and Sibanye Gold’s ability to implement their strategy and
any changes thereto, Gold Fields’ and Sibanye Gold’s future
financial position and plans, strategies, objectives,
capital expenditures, projected costs and anticipated cost
savings and financing plans, as well as projected level of
gold price and other risks. Gold Fields and Sibanye Gold
undertake no obligation to update publicly or release any
revisions to these forward-looking statements to reflect
events or circumstances after the date of this announcement
or to reflect any change in the Gold Fields’ or Sibanye
Gold’s expectations with regard thereto.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN ANY
JURISDICTION.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 9, April 2013
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer